cm 3/25 BB 3/25

U.S. [redacted] COMMISSION
49

04018208

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and
Rule 17a-5 Thereunder

SEC FILE NO
8-42881

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PMG Securities Corporation

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

500 Australian Avenue South, Suite 850
(No. and Street)

West Palm Beach	Florida	33401
(City)	(State)	(Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 01 2004 WASH. D.C. SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Cognetti, V.P. & Chief Compliance Officer (561) 820-0019
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

One North Wacker Drive	Chicago	IL	60606
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Laura Cognetti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of PMG Securities Corporation as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Terra R. Prince
Commission # CC 922500
Expires March 26, 2004
Bonded Thru
Atlantic Bonding Co., Inc.

Notary Public

Signature

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
X	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
X	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
X	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
X	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

PMG Securities Corporation

Statement of Financial Condition

		December 31, 2003
Assets		
Cash and cash equivalents	$	1,892,928
Cash segregated for the exclusive benefit of customers		10,000
Commissions receivable		10,453
Due from clearing brokers		84,749
Furniture, fixtures and equipment, net of accumulated depreciation of $136,024		142,287
Other assets		195,901
	$	2,336,318
Liabilities and Stockholder's Equity		
Liabilities:		
Due to parent	$	145,881
Due to affiliates		26,649
Accounts payable and accrued expenses		205,763
Commissions payable		638,880
		1,017,173
Stockholder's equity:		
Class A common stock, no par value; 185 shares authorized, 140 shares issued and outstanding		18,000
Additional paid-in capital		1,246,018
Retained earnings		55,127
Total stockholder's equity		1,319,145
Total liabilities and stockholder's equity	$	2,336,318

The accompanying notes are an integral part of these financial statements.